Golden Hour

Profit and Loss

January - December 2022

	TOTAL
Income	
Sales	76,444.19
Sales Tax Paid	-1,150.24
Stripe Sales	91.55
Total Income	**$75,385.50**
Cost of Goods Sold	
Cost of Goods Sold - BEV	36,526.35
Cost of Goods Sold - FOOD	17,894.60
Supplies	25,888.97
Total Cost of Goods Sold	**$80,309.92**
GROSS PROFIT	**$ -4,924.42**
Expenses	
Advertising & Marketing	3,078.40
Automobile Expenses	
Gas & Fuel	658.19
Parking & Tolls	3.50
Total Automobile Expenses	**661.69**
Bank Charges & Fees	0.91
Stripe Fees	6.00
Toast Fees	2,293.26
Total Bank Charges & Fees	**2,300.17**
Computer & Software	7,858.35
Dues & Subscriptions	1,051.87
Insurance	2,286.17
Interest Paid	
Credit Card Interest	10.76
Total Interest Paid	**10.76**
Legal & Professional Fees	
Accounting Fees	-0.76
Legal Fees	14,287.40
Total Legal & Professional Fees	**14,286.64**
Meals	5,560.93
Office Expenses	
Office Supplies	1,800.08
Small Tools & Equipment	1,918.94
Total Office Expenses	**3,719.02**
Payroll Expenses	
Guaranteed Payment to Evan Dunivan	4,332.00
Independent Contractor Payments	5,656.25
Owner's Compensation	1,476.92
Paycheck Tips	7,263.49

Golden Hour

Profit and Loss
January - December 2022

	TOTAL
Payroll Taxes	3,542.33
Salaries & Wages	24,628.10
Total Payroll Expenses	**46,899.09**
Repairs & Maintenance	7,628.29
Shipping, Freight & Delivery	836.84
Taxes and Licenses	-320.00
Travel	
Airfare	535.90
Car Rental	331.44
Hotel and Accommodation	1,105.88
Taxis or Shared rides	66.05
Total Travel	**2,039.27**
Uniform Expense	311.39
Total Expenses	**$98,208.88**
NET OPERATING INCOME	**$ -103,133.30**
Other Income	
Cash Back & Rewards	975.92
Total Other Income	**$975.92**
Other Expenses	
Depreciation Expense	32,866.00
Internet Expense	1,000.00
Mileage Reimbursement	3,643.92
Telephone	960.00
Total Other Expenses	**$38,469.92**
NET OTHER INCOME	**$ -37,494.00**
NET INCOME	**$ -140,627.30**

Golden Hour

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Horizon Bank x3562 (Income)	3,458.42
Horizon Bank x5301 (Profit)	10.00
Horizon Bank x6279 (Tax)	10.00
Horizon Bank x9679 (Expenses) (CLOSED) (deleted)	15,641.93
Total Bank Accounts	**$19,120.35**
Other Current Assets	
Loan to Mirian Lucero	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$19,120.35**
Fixed Assets	
Accumulated depreciation	-32,866.00
Tools, machinery, and equipment	32,866.03
Total Fixed Assets	**$0.03**
TOTAL ASSETS	**$19,120.38**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Amex CC x12005	8,497.11
Total Credit Cards	**$8,497.11**
Total Current Liabilities	**$8,497.11**
Total Liabilities	**$8,497.11**
Equity	
Partner Contributions Barclay Stratton	9,525.76
Partner Contributions Lara Hayes	139,823.59
Partner Distributions Barclay	1,901.22
Partner Investments	0.00
CREDIT CARD (3920) - 4 (Personal CC)	0.00
Total Partner Investments	**0.00**
Retained Earnings	
Net Income	-140,627.30
Total Equity	**$10,623.27**
TOTAL LIABILITIES AND EQUITY	**$19,120.38**

Golden Hour

Statement of Cash Flows
January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-140,627.30
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Loan to Mirian Lucero	0.00
Accumulated depreciation	32,866.00
Amex CC x12005	8,497.11
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**41,363.11**
Net cash provided by operating activities	**$ -99,264.19**
INVESTING ACTIVITIES	
Tools, machinery, and equipment	-32,866.03
Net cash provided by investing activities	**$ -32,866.03**
FINANCING ACTIVITIES	
Partner Contributions Barclay Stratton	9,525.76
Partner Contributions Lara Hayes	139,823.59
Partner Distributions Barclay	1,901.22
Partner Investments	0.00
Partner Investments:CREDIT CARD (3920) - 4 (Personal CC)	0.00
Net cash provided by financing activities	**$151,250.57**
NET CASH INCREASE FOR PERIOD	**$19,120.35**
CASH AT END OF PERIOD	**$19,120.35**